VIVOPOWER INTERNATIONAL PLC

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

September 27, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Arthur Tornabene-Zalas

Re: VivoPower International PLC

Registration Statement on Form F-1

Filed September 16, 2022

File No. 333-267481

Request for Acceleration

Dear Mr. Tornabene-Zalas:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, VivoPower International PLC (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form F-1 (File No. 333-267481), so that it may become effective at 5:00 p.m. (Washington, D.C. time) on September 29, 2022, or as soon thereafter as practicable.

Please call Ivan K. Blumenthal of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6784 with any comments or questions regarding this matter.

Very truly yours,

VivoPower International PLC

By:	/s/ Kevin Chin
Name: Kevin Chin
Title: Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Ivan K. Blumenthal, Esq.